                                                                    EXHIBIT 99.1

          TECHFAITH REPORTS FOURTH QUARTER AND FISCAL YEAR 2007 RESULTS

    COMPANY SEES CONTINUED SUCCESS IN ODP DEVELOPMENT WITH ENHANCED PORTFOLIO
           IN 2008; TARGETS CONTINUED REVENUE GROWTH AND PROFITABILITY


BEIJING, CHINA, FEBRUARY 25, 2008 --China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an original developed product (ODP) provider focused on research and development of cell phone solutions, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2007.

Net revenues for the fourth quarter of 2007 were US$45.7 million, representing a 56.7% increase from US$29.1 million for the same period in 2006. Net revenues for the quarter increased by 18.8% sequentially, from US$38.4 million in the third quarter of 2007. Net revenues for the quarter exceeded prior guidance for net revenues, which was in the range of US$42.3 million to US$43.8 million, due to stronger than expected performance of the ODP business. Gross profit was $14.3 million for the quarter, an increase of $6.2 million, or 75.6%, compared to $8.2 million for the same period last year. This is attributed to the stronger contribution from our ODM business during the quarter. Gross margin for the quarter increased to 31.3%, compared to 28.0% during the year ago period. Operating expense was $12.3 million for the quarter, a decrease of $3.6 million, or 22.5%, compared to $15.9 million for the same period last year. This decrease in operating expenses was mainly attributed to continued cost cutting efforts. Net income for the fourth quarter of 2007 was US$3.2 million, or US$0.07 per weighted average outstanding ADS (basic and diluted), compared to a net loss of US$6.7 million, or US$0.15 per weighted average outstanding ADS (basic and diluted) in the same period in 2006.

Net revenues for fiscal year 2007 were US$143.4 million, representing a 77.5% increase from US$80.8 million for fiscal year 2006. Revenues from the ODP business for fiscal year 2007 were US$109.6 million, and design fees and royalty income for fiscal year 2007 were US$33.8 million. Gross profit was $38.6 million for fiscal year 2007, an increase of $13.0 million, or 50.4%, compared to $25.7 million for the same period last year. This is attributed to the stronger contribution from our ODM business during the year. Net loss for fiscal year 2007 was US$3.3 million, or US$0.08 per weighted average outstanding ADS (basic and diluted), compared to a net loss of US$8.8 million, or US$0.20 per weighted average outstanding ADS (basic and diluted) in fiscal year 2006.

As part of our Sarbanes Oxley compliance we have conducted an internal control assessment. We have identified certain internal control deficiencies including material weaknesses. We are working to remedy these issues and already have action plans and remediation deadlines in place. The final results of our assessment of our internal controls will be disclosed in our 2007 20-F.

Defu Dong, TechFaith's Chairman and Chief Executive Officer, said, "We believe our success this quarter was a result of our transition to an ODP provider model, coupled with core technological strengths and advancements. We believe 2007 was a significant year for TechFaith as we made considerable progress in the development and production of middle to high end and tailor-made handsets. We successfully launched 51 ODP models, which include multimedia phones and dual mode dual card handsets consisting of multiple wireless technology combinations, as well as Windows-based smartphones and Pocket PC phones. Toward the end of 2007, our successful transition to an ODP provider model enabled TechFaith to penetrate new markets and ship products to global customers in Europe, Russia, Japan, North America, Latin America, South East Asia, India, Africa and the Middle East.

In 2007, TechFaith had 199 technological patents pending which was helpful for us to establish a unique market position and build higher entry barriers to protect our products. Pursuant to this ODP strategy, the company plans to develop Mobile Internet Devices with phone function based on Windows XP and work actively with Google to develop a Google phone based on an Android operation system. At the same time, TechFaith is in the process of establishing TechFaith Interactive Limited, a wholly-owned subsidiary focusing on the development and operation of wireless applications and content. The new business will enhance TechFaith's current product portfolio by adding handsets with interactive online games and professional game terminals with phone functionality. We expect to generate revenues from this new category of ODP products beginning in Q3 2008."

Bob Huo, TechFaith's Deputy Chief Executive Officer, added, "We are encouraged by our progress in the fourth quarter, and our prospects for 2008. We expect continued revenue growth and profitability based on the development of our enriched ODP portfolio and increased orders from a globally diversified customer base. Based on our position in the handset value chain, we do not expect a near-term slow down for TechFaith. We believe there is increasing demand for middle to high-end and tailor made handsets from China and the international handset market, which continues to be robust.

We will maintain a fast growth rate in 2008, with a continued focus on the optimization of our cost structure. Despite regular seasonality in the first quarter due to the Chinese New Year and the severe snow storms in China at the end of January, we still expect sequential revenue growth with sustained profitability for the first quarter of 2008, with revenues expected to be in the range of US$48 million to US $49 million."

China TechFaith's ADSs, each of which represents 15 ordinary shares of China TechFaith, are currently trading on the Nasdaq Global Market under the symbol "CNTF."

INVESTOR CONFERENCE CALL / WEBCAST DETAILS

The dial-in number for the live audio call beginning on February 25, 2008 at 7:00 p.m. U.S. Eastern Time (8:00 a.m., February 26, 2008 in Beijing) is +1-866-713-8307 or +1-617-597-5307 (international). The passcode is 10796370. A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on February 25, 2008 at 9 p.m., U.S. Eastern Time (10 a.m., February 26, 2008 in Beijing) through midnight on March 3, 2008, U.S. Eastern Time (1 p.m., March 4, 2008 in Beijing) at www.techfaithwireless.com and by telephone at +1-888-286-8010 (domestic) or +1-617-801-6888 (international). The passcode to access the replay is 32845456.

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 1,300 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include:

1. Multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA;

2.    Window based smartphone and Pocket PC phone; and

3. Handsets with interactive online gaming and professional game terminals with phone functionality.

With the capability of developing MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:
In China:                                               In the U.S.:
Ms. Helen Zhang                                         Gerrard Lobo
Tel: 86-10-5822-7390                                    The Ruth Group
ir@techfaith.cn                                         Tel:+ 646-536-7023
                                                        globo@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
  (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE/ADS DATA AND UNLESS
                               OTHERWISE STATED)

                                       THREE MONTHS ENDED              THREE MONTHS ENDED               TWELVE MONTHS ENDED
                                          SEPTEMBER 30                    DECEMBER 31                       DECEMBER 31
                                              2007                    2006           2007              2006            2007
                                    --------------------------    -------------- --------------    -------------- ---------------
Revenues:
Design fees                                            $5,425            $4,293         $5,314           $29,864         $26,042
Royalty income                                          1,280             1,864          1,059             7,674           7,772
Component and products sales                           31,723            22,992         39,283            43,266         109,577
Service income                                             18                 -             35                 -              53
                                    --------------------------    -------------- --------------    -------------- ---------------
Total net revenues                                    $38,446           $29,149        $45,691           $80,804        $143,444

Cost of revenues:
Design fees                                            $2,177            $2,890         $3,054           $19,998         $16,882
Royalty income                                              -                 -              -                 -               -
Component and products sales                           27,096            18,107         28,301            35,107          87,884
Service Cost                                                4                 -             25                 -              29
                                    --------------------------    -------------- --------------    -------------- ---------------
Total cost of revenues                                $29,277           $20,997        $31,380           $55,105        $104,795

Gross Profit                                           $9,169            $8,152        $14,311           $25,699         $38,649

Operating expenses:
General and administrative                             $1,839            $4,867         $2,852           $13,923         $11,014
Research and development                                6,524             7,825          7,808            21,970          30,876
Selling and marketing                                     794               648            868             2,260           3,422
Exchange loss                                             357             1,159            790             1,187           2,128
Write off of leasehold improvement                          -             1,388              -             1,388               -
                                    --------------------------    -------------- --------------    -------------- ---------------
Total operating expenses                               $9,514           $15,887        $12,318           $40,728         $47,440

Other operating income                                    864                 -             81               180           1,734

(Loss) income from operations                            $519          ($7,735)         $2,074         ($14,849)        ($7,057)

Interest expense                                         (89)              (14)           (26)              (18)           (166)
Other income, net                                         905             1,403            970             5,028           3,651
Change in fair value of put option                         24             (273)           (12)             (269)            (43)
                                    --------------------------    -------------- --------------    -------------- ---------------
Income before income taxes                             $1,359          ($6,619)         $3,006         ($10,108)        ($3,615)
Income tax                                                  -              (85)            (3)             (100)             (6)
                                    --------------------------    -------------- --------------    -------------- ---------------
Income before minority interests                       $1,359          ($6,704)         $3,003         ($10,208)        ($3,621)
Minority interests                                        226               447            223             1,808           1,200
Equity in loss of an affiliate                              -             (393)              -             (393)           (851)
                                    --------------------------    -------------- --------------    -------------- ---------------
Net (loss) income                                      $1,585          ($6,650)         $3,226          ($8,793)        ($3,272)
                                    ==========================    ============== ==============    ============== ===============

Net income per ordinary share
  Basic                                                    $-           ($0.01)             $-           ($0.01)         ($0.01)
                                    ==========================    ============== ==============    ============== ===============
  Diluted                                                  $-           ($0.01)             $-           ($0.01)         ($0.01)
                                    ==========================    ============== ==============    ============== ===============

Net income per ADS*
  Basic                                                 $0.04          ($0. 15)          $0.07           ($0.20)         ($0.08)
                                    ==========================    ============== ==============    ============== ===============
  Diluted                                               $0.04          ($0. 15)          $0.07           ($0.20)         ($0.08)
                                    ==========================    ============== ==============    ============== ===============

Weighted average ordinary shares outstanding
  Basic                                           649,863,772       650,484,876    649,885,592       656,255,882     649,800,974
                                    ==========================    ============== ==============    ============== ===============
  Diluted                                         649,863,772       650,484,876    649,885,592       656,255,882     649,800,974
                                    ==========================    ============== ==============    ============== ===============

REVENUE BREAKOUT                         1Q06       2Q06        3Q06        4Q06       1Q07       2Q07        3Q07        4Q07
---------------------------------- ----------- ---------- ----------- ----------- ---------- ---------- ----------- -----------
DESIGN FEES
         International customers       $5,737     $5,299      $3,546      $1,883     $9,463     $4,811      $2,687      $2,415
         Domestic customers            $3,253     $7,151        $585      $2,410       $655       $374      $2,738      $2,899

ROYALTY
         International customers         $454       $918        $184        $141       $300       $461        $194        $287
         Domestic customers              $638       $885      $1,285      $1,723     $1,851     $1,427        $925        $483
         Component vendors               $757       $394        $295          $-       $644       $750        $161        $289

COMPONENT AND PRODUCTS
         Smart Phone                       $-     $1,906      $3,074     $13,055     $4,014     $6,557      $8,688     $17,185
         PCBA                              $-       $271      $3,016      $3,243     $2,149     $2,454        $717         $22
         Wireless module               $1,304     $2,776      $4,808      $4,039     $1,452     $7,202      $2,483      $1,377
         Feature phone                     $-         $-          $-        $452     $3,787     $5,349     $18,153     $20,134
         Other component sales           $689     $1,970        $460      $2,203     $2,965     $2,642      $1,682        $565

SERVICE INCOME                             $-         $-          $-          $-         $-         $-         $18         $35

---------------------------------- ----------- ---------- ----------- ----------- ---------- ---------- ----------- -----------
TOTAL NET REVENUES                    $12,832    $21,570     $17,253     $29,149    $27,280    $32,027     $38,446     $45,691
================================== =========== ========== =========== =========== ========== ========== =========== ===========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                    DECEMBER 31, 2006        SEPTEMBER 30, 2007       DECEMBER 31, 2007
                                                   ---------------------    ---------------------    --------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                      $113,172                  $84,914                 $84,754
Restricted cash                                                   5,205                    5,228                   3,389
Accounts receivable                                              37,229                   45,617                  40,014
Notes receivable                                                  2,234                    1,992                   4,020
Inventories                                                       8,546                   34,442                  50,763
Prepaid expenses and other current assets                         9,120                    8,558                   9,148
                                                   ---------------------    ---------------------    --------------------
TOTAL CURRENT ASSETS                                           $175,506                 $180,751                $192,088
                                                   ---------------------    ---------------------    --------------------

Deposits for acquisition of plant, machinery and
equipment, and acquisition of intangible assets                  $5,905                   $8,713                 $10,177
Plant, machinery and equipment, net                              25,092                   27,639                  28,275
Acquired intangible assets, net                                     355                      320                   1,646
Goodwill                                                              6                      606                     606
Long-term investment in an affiliate                                850                        -                       -
                                                   ---------------------    ---------------------    --------------------
TOTAL ASSETS                                                   $207,714                 $218,029                $232,792
                                                   =====================    =====================    ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of Long term payable                               $443                     $599                  $1,358
Short term Loan                                                       -                        -                       -
Accounts payable                                                 $6,678                   31,825                  35,617
Note Payable                                                        144                        -                       -
Accrued expenses and other current liabilities                   19,087                   10,943                  12,500
Advance from customers                                            5,223                    5,473                   7,512
Deferred revenue                                                  5,408                    2,284                   1,541
Income tax payable                                                  140                      139                     142
                                                   ---------------------    ---------------------    --------------------
TOTAL CURRENT LIABILITIES                                       $37,123                  $51,263                 $58,670

Long-term payable                                                  $398                       $-                    $453
                                                   ---------------------    ---------------------    --------------------

TOTAL LIABILITIES                                               $37,521                  $51,263                 $59,123
                                                   ---------------------    ---------------------    --------------------

Minority interests                                               $3,843                   $1,883                  $1,660
SHAREHOLDERS' EQUITY
Ordinary shares                                                     $13                      $13                     $13
Additional paid-in capital                                      109,833                  110,312                 110,327
Treasury stock                                                  (4,628)                  (4,628)                 (4,628)
Accumulated other comprehensive income                            5,339                    9,891                  13,776
Statutory reserve                                                 6,093                    6,093                   6,813
Retained earnings                                                49,700                   43,202                  45,708
                                                   ---------------------    ---------------------    --------------------
TOTAL SHAREHOLDERS' EQUITY                                     $166,350                 $164,883                $172,009
                                                   ---------------------    ---------------------    --------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $207,714                 $218,029                $232,792
                                                   =====================    =====================    ====================